

Mail Stop 3720

November 21, 2007

Mr. Xiqun Yu
Chief Executive Officer
China Education Alliance, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, The People's Republic of China 150090

>   **Re: China Education Alliance, Inc.**
>   **Amendment No. 1 to Form SB-2**
>   **Filed November 9, 2007**
>   **File No. 333-146023**

Dear Mr. Yu:

        We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file a redline version of your next amended Form SB-2 on EDGAR that accurately reflects all changes made to your document. We note that the redline version you filed in connection with the current amendment failed to identify many of the changes to the text.

2.   We note that you have reduced the amount of your offering to 2,527,000 shares of common stock. Please clarify in your response letter how you determined that this number represents 33.3% of the number of shares of common stock held by persons other than your officers, directors and affiliates in light of the fact that you disclose in the Principal Stockholders section that 14,027,666 shares are held directly by your directors and executive officers and that you had 19,321,667 shares of common stock outstanding as of October 31, 2007.

<u>Selling Stockholders, page 16</u>

3.	We have considered your revisions made in response to prior comment six in our letter dated October 12, 2007, and continue to believe more disclosure is needed to clarify Barron Partners' ownership prior to, and after the completion of the offering. In this regard, please disclose in footnote one (with respect to its pre-offering ownership) and footnote four (with respect to its post-offering ownership) to the selling shareholders table on page 16 that without taking into account the 4.9% beneficial ownership limitation contained in the securities purchase agreement, Barron Partners would be deemed to be the beneficial owner of ____ shares of common stock or ___% of the our total number of shares outstanding.

	Additionally, please state that the 4.9% beneficial ownership limitation does not prevent Barron Partners from selling some of its holdings and then receiving additional shares. In this way, it could sell more than the 4.9% beneficial ownership limitation while never holding more than this limit.

4.	In each selling shareholder's respective footnote to the selling shareholders table on page 16, please allocate such selling shareholder's shares of common stock being registered (i.e., the "Shares Being Sold" column) among the series A preferred stock and each of the warrants individually. For example, you may disclose for Barron Partners, LP that the 2,359,772 shares registered represents (i) ___ shares of common stock issuable on conversion of the series A preferred stock, (ii) ___ shares of common stock issuable underlying the warrant currently exercisable at $1.50 per share, etc.

5.	We note your response to prior comment seven regarding certain liquidated damages provisions. With respect to your board and committee composition obligations, we note in the penultimate paragraph of page 19 that you state that you are currently in default of these obligations. Please clarify this statement in light of recent changes to the composition of your board. Additionally, please disclose the share price used to convert the liquidated damages payment of $77,128 into 208,456 shares on October 15, 2007. If different than the closing share price on October 15, 2007, please explain the discrepancy. Also clarify what share price will be used in the event you are required to pay additional liquidated damages in the future and convert the payment into shares.

	With respect to liquidated damages relating to your registration timeline breach, we note that you disclose in the last sentence of the first paragraph on page 20 that you are required to issue 115,830 shares of series A preferred stock to the investors. Please clarify in this sentence when you will make this payment, and also clarify whether you are incurring additional payments each day that the registration statement is not declared effective.

6.	We note your response to prior comment eight. As previously requested, please disclose the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of series A preferred stock and warrants based upon the current market price of your stock. Please also add another row to include the value of all escrowed shares that may be required to pay to the investors in the event you fail to meet certain pretax income targets. Additionally, please provide footnote disclosure in Table 1 of the method by which you determined the value of the payments made in the form of series A preferred stock.

7.   We note your response to prior comment 11. In Table 4 on page 22, please revise the fourth row to disclose, as previously requested, all payments that have been made or that may be required to be made by the issuer that are disclosed in Table 1, or tell us how you have complied with this request. Please note that this amount should include all potential payments you must make in the form liquidated damages. Please revise the remainder of Table 4 in response to your changes.

8.   We note your response to prior comment 13. Please revise the first row of Table 5 on page 23 so that this number represents, as previously requested, the number of shares outstanding prior to the series A preferred stock and warrants transactions that were held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders.

Principal Stockholders, page 43

9.   In your principal stockholders table on page 43, please complete the last row to disclose total number of shares owned by your officers and directors as a group, as well as its percentage in relation to your total outstanding shares.

10.   We note, in response to prior comment 19, that Xiqun Yu filed a Schedule 13D and Form 3 on November 15, 2007. However, we also note that your other directors and executive officers have yet to file reports under Section 16(a) of the Exchange Act. As previously requested, please advise them to file all Section 16(a) reports immediately. Also, as previously requested, please have the parties provide written affirmation of their understanding that the filing of reports under Sections 13(d) and 16(a) at this late date does not and cannot cure past violations and the filing does not foreclose the Commission from taking any action in the future.

Part II

Recent Sales of Unregistered Securities, page II-2

11.   Please update the disclosure in this section to account for all recent issuances of your securities, such as the issuance of Series A preferred stock and warrants upon automatic conversion of the notes and the issuance of Series A preferred stock as payment of liquidated damages.

Exhibit 5.1

12.   It appears that your legal counsel's opinion filed under Exhibit 5.1 inadvertently refers to a registration statement filed by Pharma-Bio Serv, Inc., a Delaware corporation. Please request that your counsel revise its opinion.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay H. Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3833 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: via facsimile at (212) 930-9725
        Asher S. Levitsky
        Sichenzia Ross Friedman Ference LLP